FORM N-18F-1

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549






         NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
            UNDER THE INVESTMENT COMPANY ACT OF 1940









                     SUMMIT INVESTMENT TRUST
                    Exact Name of Registrant

                    NOTIFICATION OF ELECTION

          The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                            SIGNATURE

          Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this notification of election to be duly executed on its behalf in the city of Columbus and the state of Ohio on the 2nd day of April, 1997.

                              Signature SUMMIT INVESTMENT TRUST
                                        (Name of Registrant)

                                   By   James F. Smith
                                        James F. Smith
                                        (Name of director,
                                        trustee or officer
                                        signing on behalf of
                                        Registrant)

                                        President
                                        (Title)




Attest:   Craig C. Rudesill
          Craig C. Rudesill
          (Name)

          Secretary
          (Title)